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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regency Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 N Harbor Blvd #200
(No. and Street)

Fullerton CA 92832-1859
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LARRY F. BELTRAMO 949-752-3117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lai, Jerry T.
(Name – *if individual, state last, first, middle name*)

20 Corporate Park #135 Irvine CA 92606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LARRY F. BELTRAMO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regency Securities, INC, as of Feb, 23, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PETER J. MEYERS
Commission # 1464898
Notary Public - California
Orange County
My Comm Expires Jan 24, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGENCY SECURITIES, INC.

Financial Statements

Years ended December 31, 2003 and December 31, 2002

TABLE OF CONTENTS

JERRY T. LAI, CPA, MBA
AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Regency Securities, Inc.
Irvine, California

I have audited the accompanying balance sheets of Regency Securities, Inc. (a California corporation), as of December 31, 2003 and 2002, and the related statements of income (loss) and retained earnings and cash flows for the years then ended. These statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regency Securities, Inc., as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the statements of changes in stockholder's equity, computation of basic net capital requirement, computation of net capital and reconciliation of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

JERRY T. LAI, CPA, MBA
Irvine, California
February 23, 2004

REGENCY SECURITIES, INC.

BALANCE SHEETS

ASSETS

		December 31,		
Current assets:		2003		2002
Cash	$	14,585	$	13,812
Interest receivable		-		20
Commissions and asset management fee receivable		6,328		20,800
Prepaid taxes		82		-
Total current assets		20,995		34,632
Property and Equipment, net		1,790		765
Total assets	$	22,785	$	35,397

LIABILITIES AND STOCKHOLDER'S EQUITY

		2003		2002
Current liabilities:				
Accrued expenses	$	991	$	371
Commissions payable		5,379		17,680
Total liabilities		6,370		18,051
Stockholder's equity:				
Common stock-par value of $10, authorized 2,000 shares; issued and outstanding 1,000 shares		10,000		10,000
Retained earnings		6,415		7,346
Total stockholder's equity		16,415		17,346
Total liabilities and stockholder's equity	$	22,785	$	35,397

See notes to financial statements.

REGENCY SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

	For the years ended December 31, 2003	For the years ended December 31, 2002
REVENUES:		
Solicitor's fee income	$ 835,374	$ 715,147
Commission income	685,964	500,095
Administration fee income	210	90
Interest income	181	159
	1,521,729	1,215,491
EXPENSES:		
Commission expense	1,339,191	1,127,001
Other operating expenses	138,853	81,079
	1,478,044	1,208,080
INCOME BEFORE INCOME TAXES	43,685	7,411
Income taxes	800	800
NET INCOME	42,885	6,611
RETAINED EARNINGS, BEGINNING OF YEAR	7,346	4,435
Dividends	(43,816)	(3,700)
RETAINED EARNINGS, END OF YEAR	$ 6,415	$ 7,346

See notes to financial statements.

REGENCY SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For the years ended December 31, 2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 42,885	$ 6,611
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	253	85
(Increase) Decrease in:		
Interest receivable	20	23
Fee receivable	14,472	(15,974)
Prepaid taxes	(82)	
Increase (Decrease) in:		
Accrued expenses	620	371
Commissions payable	(12,301)	13,582
Net cash provided in operating activities	45,867	4,698
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of equipment	(1,278)	(850)
Net cash used by investing activities	(1,278)	(850)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(43,816)	(3,700)
Net cash used by Finacing activities	(43,816)	(3,700)
NET INCREASE IN CASH	773	148
CASH AT BEGINNING OF PERIOD	13,812	13,664
CASH AT END OF PERIOD	$ 14,585	$ 13,812
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$ 800	$ 800

See notes to financial statements.

REGENCY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1. Organization:

Regency Securities, Inc. (the Company) was incorporated on December 1, 1978 under the laws of the state of California. The Company is an introductory firm that only deals in investment company shares such as mutual funds, variable annuities and variable life. As an introductory firm the Company does not hold securities for its clients nor do any other organizations hold securities on behalf of the Company.

The Company conducts operations as a broker-dealer.

2. Summary of Accounting Policies:

A. Basis of Accounting: The accompanying financial statements are prepared on the accrual basis of accounting.

B. Revenue Recognition: The nature of income is generated from doing business in the retail sales of redeemable investment company shares and variable contacts on a subscription or application basis only. Securities transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction date.

C. Depreciation: Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years.

D. Income Taxes: The company has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The California Franchise tax was paid in the amount of $800 for 2003 and 2002 respectively.

E. Use of Estimates: Management of the Company has made estimates relating to the reporting of assets at the balance date and reporting of income during the period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates even though the differences should be insignificant. No bad debt expense incurred in 2003 or 2002.

2. Property and Equipment:

Property and equipment at December 31, 2003 and 2002 is summarized as follows:

		2003		2002
Computer	$	2,088	$	850
Office equipment		40		-
		2,128		850
Less accumulated depreciation		(338)		(85)
	$	1,790	$	765

3. Commitments:

Operating Leases: In July 1996, the Company entered into an operating lease for its corporate office. Before May 2002, the rent was paid through shareholder's personal account in order to compensate his personal utilization of office space, furniture and equipment. The Company started to pay rents through its corporate account from May 2002. At December 31, 2003, future minimum payments under this non-cancelable lease agreement for the year ending December 31, 2004 were $ 8,511.

4. Related Party Transactions:

The following transactions occurred between the Company and the sole shareholder:

		2003		2002
Salary paid for office administration	$	72,000	$	48,000
Commission paid for stock sales		4,669		61,984
Health insurance paid *		4,286		5,232
	$	80,955	$	115,216

* Insurance issuer: Blue Cross of California

5. Net Capital Requirements:

Under Rule 15c3-1(a)(2) of the Securities and Exchange Commission, the Company is required to maintain net capital of $5,000. Under Rule 15c3-1(a)(1) of the Securities and Exchange Commission, aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. The Company was in compliance with these requirements. Specifically, at December 31, 2003 the Company had excess net capital of $9,543 and indebtedness of $6,370.and at December 31, 2002 the Company had excess net capital of $11,581 and indebtedness of $18,051.

REGENCY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

6. Common Stock:

On March 1, 1983, the stockholders and board of directors authorized and approved the recapitalization of the Company. The Company decreased the par value of its stock from $20.00 to $10.00 per share. This decrease in capital was within the rules set by the Securities and Exchange Commission.

REGENCY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	For the years ended December 31,	
	2003	2002
Common Stock	$ 10,000	$ 10,000
Retained earnings, beginning of year	$ 7,346	$ 4,435
Net income	42,885	6,611
Dividends	(43,816)	(3,700)
Retained earnings, end of year	$ 6,415	$ 7,346

See notes to financial statements.

REGENCY SECURITIES, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2003		December 31, 2002
Minimum net capital required 6 2/3% of aggregate indebtedness of $6,370 (2003); $17,680 (2002)	$	424	$	1,177
Minimum dollar net capital requirement of broker-dealer	$	5,000	$	5,000
Net capital requirement	$	5,000	$	5,000
Excess net capital $16,415-$5,000-$1,872 (2003); $17,346-$5,000-$765 (2002)	$	9,543	$	11,581

See notes to financial statements.

REGENCY SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2003	December 31, 2002
Total ownership equity	$ 16,415	$ 17,346
Less non-allowable assets	(1,872)	(785)
Total capital	14,543	16,561
Net capital before haircuts on securities positions	14,543	16,561
Net capital	$ 14,543	$ 16,561

See notes to financial statements.

REGENCY SECURITIES, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL

	December 31, 2003	December 31, 2002
Net capital per FOCUS part IIA report	$ 14,544	$ 17,346
Less:		
Interest receivable	-	(20)
Property and Equipment, net	-	(765)
Rounding	(1)	-
Net capital reported under Rule 15c3-1	$ 14,543	$ 16,561

See notes to financial statements.

JERRY T. LAI, CPA, MBA
AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

SEC's Washington Office
450 Fifth Street
Washington, WA 20549

To whom it may concern:

I have examined the financial statements of Regency Securities, Inc. for the year ended December 31, 2003 and have issued my report thereon dated February 23, 2004. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

My study and evaluation disclosed no material weakness or inadequacies in the Company's system of internal control.

JERRY T. LAI, CPA, MBA
February 23, 2004
Irvine, California